Exhibit 17.1

New England Baptist Outpatient Care Center	Thomas J. Gill, M.D
40 Allied Drive, Suite 110	Professor of Orthopedic Surgery
Dedham, MA 02026	Tufts Medical School
Tel: 781-251-3535	Chairman of Orthopedic Surgery
Fax: 781-251-3532	Steward Healthcare Network
www.bostonsportsmedicine.com	Director, Boston Sports Medicine and Research Institute

Date: April 17, 2019

First Choice Healthcare Solutions, Inc.

709 South Harbor City Boulevard

Suite 530

Melbourne, Florida 32901

To the Board of Directors and to whom it may concern:

I, Dr. Thomas Gill, hereby resign, effectively immediately, from my position as a director of the Board of Directors of First Choice Healthcare Solutions, Inc. More information may be found in the Amendment No.2 of Schedule 13D that has been filed with respect to this resignation.

Dr. Thomas J. Gill, M.D.